EXHIBIT 15.1

August 2, 2007

The Board of Directors and Stockholders of Genentech, Inc.

We are aware of the incorporation by reference in the Registration Statements pertaining to the Genentech, Inc. Tax Reduction Investment Plan, the 2004 Equity Incentive Plan, the 1999 Stock Plan, the 1996 Stock Option/Stock Incentive Plan, the 1994 Stock Option Plan, the 1990 Stock Option/Stock Incentive Plan, and the 1991 Employee Stock Plan, the Registration Statement (Form S-3 No. 333-37072) related to the resale of common shares deliverable upon the exchange of Liquid Yield Option Notes, and in the related Prospectuses, as applicable, contained in such Registration Statements of our report dated July 20, 2007 (except for Note 7, as to which the date is August 2, 2007), relating to the unaudited condensed consolidated interim financial statements of Genentech, Inc. that are included in its Form 10-Q for the quarter ended June 30, 2007.

Very truly yours,
/s/ Ernst & Young LLP

Palo Alto, California